Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

October 10, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn.: Adé K. Heyliger

Re:	Cyberonics, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 27, 2006 by

The Committee for Concerned Cyberonics, Inc. Shareholders

File No. 000-19806

Dear Mr. Heyliger:

This letter is in response to comments we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 4, 2006 regarding the preliminary letter to shareholders, overview of proxy statement, proxy statement and proxy card (collectively, the “Proxy Statement”) filed by The Committee for Concerned Cyberonics, Inc. Shareholders (the “Committee”) in connection with the Committee’s proposed nominees to the board of directors of Cyberonics, Inc. (the “Company” or “Cyberonics”) at the 2006 annual meeting of the Company’s stockholders (the “2006 Annual Meeting”).

In order to ease the Staff’s review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being filed with Amendment No. 1 to the Committee’s Proxy Statement.

General

1.	We note you refer security holders to information that you are required to provide and will be contained in the Company Proxy Statement for the 2006 Annual Meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before Cyberonics distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Response:

The Committee does not intend to distribute the Proxy Statement to security holders prior to the filing by the Company of the preliminary proxy statement for the 2006 Annual Meeting required to be filed pursuant to Rule 14(a)6. Because only the Company has the information required to be incorporated by reference, the Committee should be entitled to rely on the preliminary proxy statement filed by the Company without being made to wait until the Company has filed its definitive proxy statement. Requiring the Committee to wait until the Company has filed its definitive proxy statement would confer an unfair advantage on the Company by allowing it to disseminate its proxy statement before the Committee may do so. The Committee reminds the Staff that the Company has failed to file its annual report on Form 10-K for the 2006 fiscal year (the “10-K”) and its Quarterly Report on Form 10-Q for the first quarter of the 2007 fiscal year (the “10-Q”) in a timely manner. Please confirm that in light of these circumstances the Committee may rely on the information contained in the Company’s preliminary proxy statement. The Committee will revise the Proxy Statement to reflect that the Committee is so relying on the information contained in the Company’s preliminary proxy statement.

In addition, the Committee draws the Staff’s attention to the fact that the Company has previously sent out a notice to brokers and dealers purporting to set the record date and date of the 2006 Annual Meeting. However, the Company as recently as September 28, 2006, affirmatively stated in its filing with the Staff on Schedule 14A that it had not established a meeting date for the 2006 Annual Meeting. A copy of the notice delivered to brokers and dealers will be provided supplementally. Accordingly, the Committee continues to be uncertain with respect to the Company’s plans regarding the 2006 Annual Meeting and believes the Company has either distributed a misleading statement to brokers and dealers, has misled its stockholders with respect to important matters relating to the 2006 Annual Meeting, sought to camouflage the date of the 2006 Annual Meeting in the hopes it could avoid a “solicitation in opposition” and only file its definitive proxy statement and not a preliminary proxy statement that would be subject to review by the Commission or the Board of Directors has failed to exercise any oversight over the Company’s compliance with Rule 14(a)-13.

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. In this regard, we note the following examples:

•	References to management’s “litany of missteps” and the Board’s “errors in judgment,” Letter to Stockholders;

•	The Board decisions “have led to the destruction of stockholder value,” page 1;

•	The Board “rewards [poor management performance] with ever increasing compensation,” page 4;

•	The Board has “scorn for the interests of shareholders,” page 7;

•	Former director Ronald A. Matricaria resigned out of “frustrat[ion] by the failure of the Cyberonics Board to act independently.”, page 7;

•	The Board is under “undue influence of the management,” page 7; and

•	Cyberonics is “beset by problems arising out of actions taken by current management and overseen by the current Cyberonics Board,” page 8.

Response:

The Committee understands the restrictions contained in Rule 14(a)-9. The Committee does not believe that statements pointing out mistakes or errors in judgment by the Board of Directors or management are the type of statements that Rule 14(a)-9 is designed to prevent. These statements are intended to present the Committee’s view as to why certain members of the Company’s current Board of Directors should not be re-elected. The Committee has not, directly or indirectly, sought to suggest that the existing directors of the Company are immoral or of questionable integrity but only that they have made decisions (or failed to take action) that have resulted in harm to the Company. In addition, the Committee believes that its Proxy Statement contains sufficient factual support for the statements referred to in this comment from the Staff. For example:

•	Page 8 of the Proxy Statement, under the heading “We Believe the Company’s Credibility Has Been Badly Damaged” provides a list of missteps by the Board of Directors.

•	The Board of Directors, as representatives of the Company’s stockholders, bears responsibility for the decline in the Company’s stock price. The charts contained on page 5 and the first paragraph under the heading “Cyberonics Stock Has Significantly Underperformed the Relevant Peer Group in Recent Years” on page 4 shows the decline of the stock price.

•	The Company has failed to provide the required financial information about the Company by failing to file both the 10-K and the 10-Q. Such financial information about the Company is of utmost interest to investors in Cyberonics. In addition, the Company has failed to disclose any information about the 2006 Annual Meeting, which provides the most important opportunity for stockholders to express their concerns regarding the Company. The Committee believes that these failures demonstrate disregard for the interests of the stockholders.

•	The Committee believes that Mr. Matricaria’s resignation was a direct result of his disagreement with the compensation practices of the Company, which practices are of clear importance to management, and it has modified the disclosure accordingly.

•	The Committee points out that the issues surrounding the option grant and the misstatements regarding projections and performance have all occurred during the term of the Company’s current Chief Executive Officer and the Board of Directors has primary responsibility to monitor and hold management accountable.

In addition, the Committee has revised the disclosure language in its Proxy Statement where appropriate.

3.	We note your statements in the Letter to Stockholders that the Board is in need of a fresh perspective, “one that puts the interests of stockholders first,” with directors who are “truly independent.” We note further your statements on page 9 that the Nominees will be “committed to implementing appropriate corporate governance changes,” will serve “the best interests of all shareholders,” and “will not be beholden to the management of the Company.” Such statements imply that the current Cyberonics Board is failing to fulfill its fiduciary duties. You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

Response:

The Committee has revised the disclosure accordingly.

Reasons for Our Solicitation, page 4

4.	We note statements throughout your materials in which you assert your belief that decisions by the Board and senior management have “led to the destruction of stockholder value,” (page 1) and have masked and left unrealized the Company’s true value (page 4). We note further your statements throughout that the Nominees will “rebuild,” “maximiz[e],” “restore and enhance stockholder value.” Please provide support for these statements and quantify any analyses performed by the participants or otherwise to support these statements. To the extent any such analyses have not been performed, so state.

Response:

Please see the stock price information contained on page 4 under the heading “Cyberonics Stock Has Significantly Underperformed the Relevant Peer Group in Recent Years.”

The Board of Directors and management of the Company are directly responsible for the decisions that (i) have caused the Company to fail to provide the 10-K and the 10-Q, (ii) may result in delisting and (iii) have given rise to the notice of default and notice of acceleration under the indenture for the Company’s convertible notes. Each of these actions has had a negative impact with respect to the Company’s stock price. The Committee believes that current financial information about the Company, an active trading market and forward-looking statements by management that are realistic are significant elements that contribute to investor confidence, the lack of which has, we believe, a negative impact on the stock price. The Committee believes these failures have resulted in many investors electing to sell their interests in Cyberonics as well as serving as a cautionary warning to deter potential new investors.

The Committee has not sought to quantify or conduct a detailed analysis of the Company’s value.

Cyberonics stock has significantly underperformed…, page 4

5.	Provide specific factual support for your statement that the Company’s stock performance was the result of the “Board’s failure to monitor and demand proper accountability of senior management.”

Response:

Please see the chart showing the decline in the stock price on page 5 of the Proxy Statement and the first paragraph under the heading “Cyberonics Stock Has Significantly Underperformed the Relevant Peer Group in Recent Years” on page 4 as well as the failures described in response four above. The Committee believes such failures are the ultimate responsibility of the Board of Directors of the Company. In addition, the Committee has added language to clarify that this statement reflects our opinion.

6.	Expand to clarify why you chose the S&P SmallCap Health Care Equipment & Supplies Index as the relevant peer group. We note that the company used the S&P 500 HealthCare Equipment Index in 2005. Further, explain why performance over the last three years is the appropriate measure of performance.

Response:

The Committee chose the S&P SmallCap Health Care Equipment and Supplies Index because after examination of both the S&P 500 HealthCare Equipment Index (“500 Index”) (used for comparison in the Cyberonics 2005 proxy statement) and the S&P SmallCap Health Care Equipment & Supplies Index (“SmallCap Index”) (used in the Proxy Statement) we determined that the SmallCap Index was more suitable for comparison for the following reasons:

•	Cyberonics is a component of the SmallCap Index and is not a component of the 500 Index.

•	$1.01 billion vs. $19.9 billion for the 500 Index. Cyberonics had a $435 million market capitalization as of September 8, 2006.

The Committee has added disclosure to this effect in the Proxy Statement.

In addition, the chosen time frames of one and three years were selected to provide a long enough history to illustrate both the long and short-term value loss destruction while still focusing on a time period relevant to the existing shareholder base.

7.	The introduction to the graphs indicates that the charts provide data regarding cumulative total return, assuming an initial investment of $100. However, the charts appear to provide historical stock prices. Please advise or revise.

Response:

The Committee has revised the graphs to reflect the cumulative total return, assuming an initial investment of $100.

Executive officers have been rewarded . . ., page 5

8.	The company entered into the new contract with Mr. Cummins in August 2005, prior to the significant decline in stock performance over the last year. Please expand to place the timing of the execution of the contract in more context as it related to the performance of the company’s stock price.

Response:

The Committee has revised the disclosure accordingly.

The company has deficient corporate governance procedures, page 6

9.	Supplementally provide copies of the press reports referred to in the second paragraph. Further, expand the discussion to clarify when the events occurred, including when information about the options and the investigations became known.

Response:

The Committee has supplementally provided to the Staff a copy of the Robinson Humphrey’s analyst’s report. The Committee has revised the disclosure to clarify when the relevant events occurred. The Committee also draws the Staff’s attention to the following sampling of press coverage relating to this issue:

•	Cyberonics sees rocky road Houston Chronicle; 8/2/06

•	Another Dodgy Way to Dole Out Options BusinessWeek, authored by Jane Sasseen; 6/26/06

•	Questions Raised on Another Chief’s Stock Options New York Times, authored by Barnaby J. Feder; 6/9/06

10.	Provide specific factual support for your statement that all of the bulleted matters resulted from the Board’s stock option grants or further clarify the correlation.

Response:

Please see the following current reports filed by the Company on Form 8-K that provide support for the correlation between the stock option grants and the bulleted points:

•	Form 8-K filed on June 9, 2006: “The SEC is conducting an inquiry relating to stock option grants at the Company.”

•	Form 8-K filed on June 27, 2006: “The Company received a subpoena … from the U.S. Attorney’s Office for the Southern District of New York requesting documents relating to the Company’s stock option grants.”

•	Form 12b-25 filed on July 13, 2006: The Company “is unable to file its Annual Report on Form 10-K … pending completion of a review regarding previous option grants.”

•	Form 8-K filed on July 20, 2006: “NASDAQ informed the Company that it can expect to receive a Staff Determination Letter from NASDAQ indicating that the delay in filing the 2006 Annual Report could serve as a basis for delisting the Company’s Common Stock.”

•	Form 12b-25 filed on July 27, 2006: The Company is “unable to file its Quarterly Report on Form 10-Q … pending completion of a review regarding previous option grants.”

•	Form 8-K filed on August 1, 2006 and September 12, 2006: “as a result of a delay in filing its Annual Report … [the Company] received a Staff Determination Letter …that [the Company’s] securities, are therefore, subject to delisting.”

•	Form 8-K filed on July 13, 2006 and September 12, 2006: “the Trustee asserts the Company is in default under the Indenture as a result of its failure … to timely file with the SEC its Annual Report.”

•	Form 8-K filed on October 6, 2006: “the Company received a notice of acceleration and demand letter … from the Trustee informing the Company that, pursuant to the Indenture, the Trustee has declared the Notes due and payable.”

11.	Expand the first paragraph at the top of page 7 to provide more support for your belief that the option grants show “serious disdain for the interests of stockholders” and “a lapse of judgment.” While we note that the subsequent investigations and resulting inability to file SEC reports appear to have affected the stock price, clarify why granting the options demonstrated disregard for shareholder interests.

Response:

Although the question of whether the Commission or the U.S. attorney’s office will recommend pursuing civil or criminal charges against the Company in connection with the stock option grants remains open, the Committee believes the granting of options at a time when the Board of Directors was in possession of material non-public information belies the Company’s statement that options are granted at 100% of fair market value because the Committee believes that a below market grant of options represents a transfer of value to such option recipient at an inappropriate cost to stockholders. The Committee believes that options are intended to create incentives for future value creation but options issued at a price below fair market value imbed a gain that is not necessarily dependent on management’s future performance.

Moreover, the Committee believes these option grants at a price below fair market value violate the Company’s option policy as well as its by-laws. The utilization of the last sale price when trading has been suspended is an inappropriate measure for fair market value and the Committee believes that a grant made by the Board when it is in possession of non-public material information is not a grant made at 100% of fair market value. The Committee believes that the circumstances surrounding the June 15, 2004 grant of options by the Company demonstrates a lack of transparency and inappropriate disclosure by the Board of Directors that is not in the interests of stockholders.

Our Nominees will work to fix the corporate governance deficiencies . . ., page 7

12.	You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. In this regard, we refer you to your implication that the Company is currently governed under “the controlling thumb of an imperious chief executive.”

Response:

The Committee has revised the disclosure accordingly.

13.	Please describe in greater detail the “long overdue” corporate governance changes the Nominees hope to implement, as well as the means by which the Nominees plan to “maximize” and “restore” stockholder value.

Response:

Please see the items listed on page 7 of the Proxy Statement under the heading “Our Nominees will work to Fix the Corporate Governance Deficiencies with the Goal of Maximizing Stockholder Value.” The Committee believes that effective corporate governance is an important element in creation of value for stockholders. The Committee believes that proper corporate governance with transparency will contribute to an increase in value and eliminate many of the issues that we believe have created the market discount. The Committee believes that directors who are not hand picked by an incumbent Board of Directors can bring a fresh perspective, and different views on the Board can create value and restore confidence in the Company.

We believe the company’s credibility has been badly damaged, page 7

14.	Please supplementally provide copies of the referenced Robinson Humphrey research report and the transcript of the Company’s February 2006 conference calls, highlighting the referenced sections of each.

Response:

The Committee has supplementally provided to the Staff the referenced report and transcript of the February 2006 conference calls.

Election of Directors, page 8

15.	Please disclose the names of the three Cyberonics’ nominees you are seeking to replace on the Board.

Response:

Because the Company has not yet identified any of the individuals who will be nominated as directors at the 2006 Annual Meeting, the Committee is unable to disclose the names of the Company’s nominees that the Committee is seeking to replace. The Committee will promptly do so as soon as the Company files its preliminary proxy statement.

16.	Please expand your disclosure here to state that there is no assurance that the Company’s nominees will serve if elected with any of the Nominees.

Response:

The requested language is included on page 10 in the last sentence of the second paragraph after the Nominees’ biographies.

17.	Provide support for your statement that the Committee’s interests “are aligned with all stockholders” (emphasis added).

Response:

Because the Committee is comprised of significant stockholders of the Company its interests are aligned with those of all other non-management stockholders whose interests are to realize the maximum return on their investment in the Company (as distinguished from a desire to maintain a position of employment).

Proxy Solicitation; Expenses, page 14

18.

We note that you employ various methods to solicit proxies, including mail, telephone, telegraph or email. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b)

and (c). Please confirm your understanding. Additionally, to the extent that you plan to solicit proxies via the internet, tell us which websites you plan to utilize.

Response:

The Committee confirms its understanding of its obligations under Rules 14a-6(b) and (c). In the event the Committee plans to solicit proxies via the internet, it will promptly notify the Staff of which websites it plans to use.

Form of Proxy

19.	We note that security holders have the ability to withhold authority to vote for one or more additional Company nominees. However, it is unclear, from the form of the proxy as presented, how security holders will be able to exercise this authority should they so choose. Please revise the proxy card to clarify the procedures security holders must follow to exercise this ability.

Response:

The Committee has revised the proxy card accordingly.

Proxy Soliciting Materials

20.	You state in your soliciting material filed pursuant to Section 14a-12 on September 28, 2006 that the Company made a number of “misleading” and “highly misleading” statements. In future soliciting or definitive additional materials, you must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

Response:

The Committee acknowledges the Staff’s comment and will continue to avoid statements that violate Rule 14a-9. Please also see the Committee’s response to comment number one above.

Thank you for your prompt attention to the Committee’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (213) 680-6560.

Sincerely,

/s/ David K. Robbins

David K. Robbins